EXHIBIT 99.1

Multimedia Release -- Student Transportation of America Family Speeds Aid to Coworkers, Communities Recovering From Hurricane Sandy

Drivers Help Drivers as School Bus Caravans Bring Supplies to Hard-Hit Areas of NY and NJ

WALL, N.J., Nov. 27, 2012 (GLOBE NEWSWIRE) -- Yellow school buses driven by Student Transportation of America (STA) drivers rumbled into New York and New Jersey earlier this month bringing relief and welcome supplies, donated by STA coworkers and residents of the communities they serve, to help families struggling to recover from Hurricane Sandy.

Photos accompanying this release are available at

http://www.globenewswire.com/newsroom/prs/?pkgid=15963

http://www.globenewswire.com/newsroom/prs/?pkgid=15964

A video accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15970

"One of our STA drivers from the Lakewood, NJ terminal lost his home, his car and nearly everything in the storm," said Kris Dail, of STA's Epsom, NH terminal. "He and his family are living in a shelter and need everything from toothpaste to textbooks. We have a family culture here at Student Transportation - we help each other - and we have found that the people in our school communities want to help as well."

STA staff in New Hampshire, Rhode Island, Pennsylvania and other states have led "Stuff-a-Bus" relief efforts to gather items for colleagues and others in the New York City and New Jersey shore communities devastated by the late October superstorm. Dail said the outpouring of support from the school districts STA serves in these states has far exceeded expectations.

"We thought we'd fill one large bus and drive it down from New Hampshire to help other drivers in need," Dail said. "We ended up with four 72-passenger buses completely filled with supplies. I'm in awe of how this has grown."

From one state to another, STA employees have taken personal time to load school buses and drive them to hard-hit areas of New York and New Jersey with donated cases of bleach, cleaning supplies, packages of baby diapers, boxes of garbage bags, toiletries, bedding, non-perishable food items, new clothes and shoes, school supplies, and even pet food.

At STA's Lakewood terminal, Manager Denise Cramer said her team was thrilled to accept the items to distribute to coworkers and others impacted by the storm. "It brings us closer," she said. "Everyone's looking out for each other and asking how they can help. To have people we didn't even know jump in and do so much to help is extremely moving. STA is like a real family; when tragedy strikes, we're there to help no matter what. That's the atmosphere in this company and it's an awesome feeling."

Debby Murphy, Branch Manager of STA's Ocean State Transit terminal in East Greenwich, RI said when their three buses arrived in Brooklyn, NY filled to the windows with donated supplies, Salvation Army staff were overwhelmed with appreciation. "They were impressed with the volume of items that everyone donated," said Murphy. "They kept saying how they couldn't believe all the stuff on the buses and how great it was to get things they really needed. As we unloaded, Salvation Army staff told us stories about how the storm changed their lives and how they couldn't have made it if it weren't for generosity of others."

About

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: For more information, please contact:
         Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         invest@rideSTBus.com

         For media inquiries, please contact:
         Lynette Viviana
         973-534-1004
         lviviani@rideSTA.com